                                                                   EXHIBIT 99.18

[LOGO] Industry Canada                 Industrie Canada

CERTIFICATE                               CERTIFICAT
OF AMALGAMATION                           DE FUSION

CANADA BUSINESS                           LOI CANADIENNE SUR
CORPORATIONS ACT                          LES SOCIETES PAR ACTIONS

TRIZEC CANADA INC.                                      421531-1

______________________________________   _______________________________________
Name of corporation-Denomination de la   Corporation number-Numero de la societe
societe

I hereby certify that the above-named    Je certifie que la societe
corporation resulted from an             susmentionnee est issue d'une fusion,
amalgamation, under section 185 of the   en vertu de l'article 185 de la Loi
Canada Business Corporations Act, of     canadienne sur les societes par
the corporations set out in the          actions, des societes dont les
attached articles of amalgamation.       denominations apparaissent dans les
                                         statuts de fusion ci-joints.

/s/ [ILLEGIBLE]                          JANUARY 1, 2004 / LE 1 JANVIER 2004

Director - Directeur                     Date of Amalgamation - Date de fusion

[CANADA LOGO]

[LOGO]   Industry Canada  Industrie Canada           FORM 9                 FORMULE 9
         Canada Business  Lol canadlenne sur ARTICLES OF AMALGAMATION   STATUTS DE FUSION
         Corporations Act les societes par         (SECTION 185)           (ARTICLE 185)
                          actions

--------------------------------------------------------------------------------
1 -- Name of the Amalgamated Corporation    Denomination sociate de la societe
                                            Issue de la fusion
     TRIZEC CANADA INC.
--------------------------------------------------------------------------------
2 -- The province or territory in Canada    La province ou le territoire au
     where the registered office is to be   Canada ou se situera le siege social
     situated

     Ontario

--------------------------------------------------------------------------------
3 -- The classes and any maximum number     Categories et tout nombre maximal
     of shares that the corporation is      d'actions que la societe est
     authorized to issue                    autorisee a emettre

     The annexed Schedule A is
     incorporated in this form.

--------------------------------------------------------------------------------
4 -- Restrictions, if any, on share         Restrictions sur le transfert des
     transfers                              actions, s'll y a lieu

     None.

--------------------------------------------------------------------------------
5 -- Number (or minimum and maximum         Nombre (ou nombre minimal et
     number) of directors                   maximal) d'administrateurs

     Not less than 3
     directors and not more than 10
     directors.

--------------------------------------------------------------------------------
6 -- Restrictions, if any, on business      Limites imposees a l'activite
     the corporation may carry on           commerciale de la societe, s'll y a
                                            lieu

     The annexed Schedule B is
     incorporated in this form.

--------------------------------------------------------------------------------
7 -- Other provisions, if any               Autres dispositions, s'll y a lieu

     None.

--------------------------------------------------------------------------------
8 -- The amalgamation has been approved     La Fusion a ete approuvee en accord
     pursuant to that section or            avec l'article ou le paragraphe de
     subsection of the Act which is         la Lol indique cl-apres
     indicated as follows:

                                      [ ] 183
                                      [X] 184(1)
                                      [ ] 184(2)

--------------------------------------------------------------------------------

9 -- Name of the amalgamating    Corporation
     corporations Denomination       No.
       sociate des societes       No. de la
           fusionnantes            societe        Signature        Date           Title
------------------------------   -----------   --------------    --------   -----------------
Trizec Canada Inc.               400380-2      /s/ [ILLEGIBLE]   Dec. 30,   Authorized
                                                                 2003       Officer
------------------------------   -----------   ---------------   --------   -----------------
4041321 Canada Inc.              404132-1      /s/ [ILLEGIBLE]   Dec. 30,   Authorized
                                                                 2003       Officer
------------------------------   -----------   ---------------   --------   -----------------

------------------------------   -----------   ---------------   --------   -----------------

------------------------------   -----------   ---------------   --------   -----------------

------------------------------   -----------   ---------------   --------   -----------------

------------------------------   -----------   ---------------   --------   -----------------

--------------------------------------------------------------------------------
For Departmental Use Only - A I'usage du   Filed - Deposee         [CANADA LOGO]
ministere                                  JAN. 15, 2004
Corporate No.
No. de la societe 421531-1

--------------------------------------------------------------------------------
IC 3190 (2001/11)

THIS IS SCHEDULE A REFERRED TO IN THE FOREGOING ARTICLES OF AMALGAMATION.

The Corporation is authorized to issue (a) 7,522,283 multiple voting shares (the "Multiple Voting Shares"); and (b) an unlimited number of subordinate voting shares (the "Subordinate Voting Shares").

MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

      The rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation shall be as follows:

1.    Dividends

      Subject to the prior rights of the holders of any shares of the Corporation ranking prior to the Multiple Voting Shares and Subordinate Voting Shares with respect to priority in the payment of dividends, the holders of Multiple Voting Shares and Subordinate Voting Shares shall be entitled to receive, and the Corporation shall pay, dividends thereon, as and when declared by the board of directors of the Corporation, out of assets properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the Multiple Voting Shares and the Subordinate Voting Shares shall be declared and paid in equal amounts per share on all Multiple Voting Shares and Subordinate Voting Shares at the time outstanding without preference or distinction as to the class of share held. Cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of any such dividends payable in cash (less any tax required to be withheld by the Corporation). The forwarding by prepaid mail or delivering of such a cheque to a holder of Multiple Voting Shares or Subordinate Voting Shares at his address as it appears on the books of the Corporation shall satisfy such dividends to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

1.    DISSOLUTION

      In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any shares of the Corporation ranking prior to the Multiple Voting Shares and Subordinate Voting Shares with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Subordinate Voting Shares and the Multiple Voting Shares shall be entitled to receive the remaining property and assets of the Corporation and to participate rateably in any distribution thereof without preference or distinction as to the class of share held.

2.    VOTING RIGHTS

      The holders of the Multiple Voting Shares and the holders of Subordinate Voting Shares shall be entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation, except any meetings at which only holders of a specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Except as set out in Section 4 (Restrictions on Business) of the Articles of Incorporation of the Corporation, each Subordinate Voting Share shall entitle the holder thereof to have one vote for each share held and each Multiple Voting Share shall entitle the holder thereof to have 50 votes for each share held.

3.    VOLUNTARY CONVERSION OF MULTIPLE VOTING SHARES INTO SUBORDINATE VOTING
SHARES

(a) Each holder of the Multiple Voting Shares may, at its option and in the manner hereinafter provided, at any time convert all or part of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share converted.

(b) A holder of Multiple Voting Shares who wishes to exercise the conversion right provided in Section 4.1 shall deliver to the Corporation, or any registrar or transfer agent for the Multiple Voting Shares or the Subordinate Voting Shares, a notice (a "CONVERSION NOTICE") in writing specifying the number of Multiple Voting Shares to be converted, accompanied by the certificate or certificates representing such shares. The Conversion Notice shall be signed by such holder or its duly authorized attorney. The conversion of the Multiple Voting Shares specified in the notice shall take effect upon the delivery of such notice and certificates and the holder exercising such conversion right shall be entitled, at the expense of the Corporation, to receive a certificate representing the Subordinate Voting Shares into which such Multiple Voting Shares were converted, such certificate to be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to the payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as such registered holder may direct in writing. If less than all the Multiple Voting Shares represented by any certificate accompanying the Conversion Notice are converted, a new certificate for the balance shall be issued at the expense of the Corporation.

(c) The authorized number of Multiple Voting Shares shall be automatically reduced by the conversion of Multiple Voting Shares pursuant to Sections 3(a) and 4(b) by the number of Multiple Voting Shares converted.

4.    AUTOMATIC CONVERSION OF MULTIPLE VOTING SHARES INTO SUBORDINATE VOTING
SHARES

(a)   For the purposes of this Section 4:

      (a) "MUNK FAMILY" means Peter Munk, his spouse, any of his issue and the spouses of any of them, his or their respective legal representatives, any corporation of which all the voting shares are beneficially owned, directly or indirectly, by any one or more of the foregoing persons and any trust the only beneficiaries of which are any one or more of the foregoing persons.

      1.1 "QUALIFIED PURCHASER" means a purchaser that (i) has offered to purchase all outstanding Multiple Voting Shares from one or more members of the Munk Family; (ii) has offered to purchase, for cash and/or marketable securities, any and all of the outstanding Subordinate Voting Shares for a per share consideration identical to the per share consideration for which such purchaser offered to acquire Multiple Voting Shares and has complied with the terms of the offer; and (iii) as a result of the offer referred to in subparagraph (i) above, has acquired a majority of the outstanding Multiple Voting Shares.

(b)   Any holder of a Multiple Voting Share

      (a) after Peter Munk has ceased to be a director of the Corporation, other than a holder who is:

              (A) a Qualified Purchaser; or

              (B) a bona fide financial institution that has been granted a security interest in Multiple Voting Shares by a Qualified Purchaser, so long as such financial institution has not realized upon such security interest, and

(b) before Peter Munk ceases to be a director of the Corporation, other than a holder who is:

            (i) a member of the Munk Family who is a Canadian within the meaning of the Investment Canada Act, so long as the Munk Family beneficially owns a majority of the outstanding Multiple Voting Shares;

              (C) a Qualified Purchaser; or

              (D) a bona fide financial institution that has been granted a security interest in Multiple Voting Shares by a member of the Munk Family or a Qualified Purchaser, so long as such financial institution has not realized upon such security interest, shall be deemed to have exercised its right under Section 3 to convert the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares and to have become a holder of Subordinate Voting Shares of record for all purposes on the date the holder is deemed to have exercised its right to convert. Notwithstanding that such holder shall then be deemed to have become a holder of record of the appropriate number of Subordinate Voting Shares for all purposes, the Corporation and the transfer agent shall not be required to deliver certificates representing the Subordinate Voting Shares until surrender of the certificates representing the Multiple Voting Shares which have been so deemed to have been converted.

5.    PURCHASE BY THE CORPORATION

      Subject to the provisions of subsection 34(2) of the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions) (the "ACT"), the Corporation may at any time or from time to time purchase (if obtainable) all or any part of the outstanding Multiple Voting Shares or the Subordinate Voting Shares at the lowest price at which, in the opinion of the directors, such shares are obtainable.

6.    REDEMPTION AT THE OPTION OF THE HOLDERS

(a) Subject to the provisions of Section 36(2) of the Act, every registered holder of the Multiple Voting Shares and the Subordinate Voting Shares may, at his option and in the manner hereinafter provided, require the Corporation to redeem at any time all or part of the Multiple Voting Shares or the Subordinate Voting Shares held by such holder upon payment for each such share to be redeemed of a sum equal to the Retraction Price (as defined below).

(b) In the case of the redemption of Multiple Voting Shares or Subordinate Voting Shares under the provisions of Section 6(a) hereof, the holder thereof shall surrender the certificate or certificates representing such Multiple Voting Shares or Subordinate Voting Shares at the registered office of the Corporation or such other place or places as the board of directors of the Corporation from time to time designates accompanied by a notice in writing (hereinafter called a "RETRACTION NOTICE") signed by such holder requiring the Corporation to redeem all or a specified number of the shares represented thereby.

(c) A Retraction Notice shall be deemed to have been given when actually received at the registered office of the Corporation or such other place or places as the board of directors of the Corporation from time to time designates (a "RETRACTION NOTICE DATE"); provided, however that if the Retraction Notice is received after 2:00 p.m. on any day or on a Saturday, Sunday or other day when any of: (a) the registered office or such other place designated by the directors; (b) the New York Stock Exchange; or (c) the Toronto Stock Exchange (the "TSE"), are not open for business, the Retraction Notice Date shall be the next day on which such places are open for business. Once given, a Retraction Notice shall, subject to Section 6(f), be irrevocable without the express written consent of the Corporation.

(d) Subject to Section 6(f), as soon as is practicable following receipt of a Retraction Notice and in any event no later than three Business Days after the Retraction Price is determinable (a "RETRACTION DATE"), the Corporation shall pay or cause to be paid to or to the order of the registered holder of each Multiple Voting Share or Subordinate Voting Share (as the case may be) to be redeemed the Retraction Price thereof in Canadian dollars. If a part only of the shares represented by any certificates are redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Payment of the Retraction Price for any surrendered Multiple Voting Shares or Subordinate Voting Shares shall be made by way of cash, payable by cheque in Canadian dollars, unless the Corporation elects to pay the Retraction Price by delivering shares of common stock (including any stock into which such stock may be reclassified or changed from time to time) ("REIT STOCK") in Trizec Properties, Inc. (or any successor corporation thereto) ("REIT") or any combination of REIT Stock and cash to the applicable shareholder. If the Corporation elects to satisfy the Retraction Price (as defined below) in whole or in part by delivering REIT Stock, such delivery of REIT Stock shall constitute payment of an amount on account of the Retraction Price equal to the Market Value of the REIT Stock on the Business Day immediately preceding the date on which the Net Asset Value Notice in respect of such redemption is published. For greater certainty and without affecting the provisions hereof, regardless of which method of payment is employed, the value of the consideration payable to all holders of the Multiple Voting Shares and Subordinate Voting Shares who submit a Retraction Notice on the same Retraction Notice Date will be identical and will be determined in accordance with Section 6(e). The Retraction Price shall be deemed to have been paid on the date the above-noted consideration is mailed or otherwise delivered to the holder of the Multiple Voting Shares or the Subordinate Voting Shares being redeemed.

(e) The price per share at which the Multiple Voting Shares or the Subordinate Voting Shares shall be redeemed pursuant to Section 6(a) (the "RETRACTION PRICE") shall be equal to:

      (b) until August 15, 2007, if Subordinate Voting Shares are listed for trading on the TSE, the least of:

              (A) 95% of the arithmetic average of the closing price for the
                  Subordinate Voting Shares on the TSE for the ten trading day period following the Retraction Pricing Date and for the purposes contained herein "TRADING DAY" has the meaning set out in Section 8.1(r);

              (B) the price at which the last board lot of Subordinate Voting
                  Shares traded on the TSE on the Retraction Pricing Date; and

              (C) the Net Asset Value of the Corporation as set out in the next
                  Net Asset Value Notice issued following the Retraction Pricing Date.

      (c) after August 15, 2007, or if the Subordinate Voting Shares are not listed for trading on the TSE, the Net Asset Value as set out in the next Net Asset Value Notice issued following the Retraction Pricing Date.

      For the purposes of this Section 6(e) "RETRACTION PRICING DATE" means (a) if no Blackout Notice (as defined in Section 6(f)) is delivered to the Retracting Shareholder(s) (as defined in Section 6(f)), the Retraction Notice Date and (b) if a Blackout Notice (as defined in Section 6(f)) is delivered to the Retracting Shareholder(s) (as defined in Section 6(f)), the Revised Retraction Notice Date.

(f) The Corporation may, if it is restricted from trading in or transferring any of the securities of REIT pursuant to applicable laws or pursuant to existing internal policies and procedures of the Corporation existing in connection with pending corporate announcements, as may be announced from time to time, deliver a notice (a "BLACKOUT NOTICE") to any shareholder who has delivered a Retraction Notice (each a "RETRACTING SHAREHOLDER"), stating that the Corporation will not redeem such Retracting Shareholder's shares on or prior to the Retraction Date. The Blackout Notice will, if known, set forth the date (the "REVISED RETRACTION NOTICE DATE") which the Corporation will deem to be the Retraction Notice Date in respect of the Multiple Voting Shares or the Subordinate Voting Shares (as the case may be) held by the Retracting Shareholder; provided, however that the Revised Retraction Notice Date shall not be more than 90 days from the date of the Retraction Notice Date (the "OUTSIDE REVISED RETRACTION DATE"). The Corporation shall, subject to applicable laws, redeem the Multiple Voting Shares or the Subordinate Voting Shares (as the case may be) held by the Retracting Shareholder in accordance with this Section 7 as if references to the Retraction Notice Date were references to the Revised Retraction Notice Date. If the Revised Retraction Notice Date is not known at the time the initial Blackout Notice is delivered, then:

      (a) the initial Blackout Notice shall set out the Outside Revised Retraction Date; and

      (b) the Corporation shall at least three Business Days prior to the Outside Revised Retraction Date deliver a subsequent Blackout Notice to the Retracting Shareholder which shall set out the Revised Retraction Notice Date (which, for greater certainty, may be the same as but not later than the Outside Revised Retraction Date).

(g) At any time prior to or within two Business Days after delivery by the Corporation of the Blackout Notice which sets out the Revised Retraction Notice Date, a Retracting Shareholder may deliver a notice to the Corporation stating that such Retracting Shareholder no longer wishes to redeem his Multiple Voting Shares or Subordinate Voting Shares, and the Corporation shall promptly return all such Multiple Voting Shares or Subordinate Voting Shares to the relevant Retracting Shareholder.

7.    DETERMINATION OF NET ASSET VALUE

(a) For the purposes of this Section 7 and these share terms generally, the following terms shall have the meanings set forth below:

      (c) "1996 DEBENTURES" means the 3% debentures exchangeable for Barrick Common Shares issued pursuant to the Trust Indenture dated January 29, 1996 between The Horsham Corporation and The R-M Trust Company;

      (d) "1999 DEBENTURES" means the floating rate debentures exchangeable for Barrick Common Shares issued pursuant to the Trust Indenture dated March 12, 1999 between Trizec Hahn Corporation and CIBC Mellon Trust Company and the Trust Indenture dated March 17, 1999 between the same parties;

      (e) "BARRICK" means Barrick Gold Corporation, a corporation amalgamated under the laws of the Province of Ontario, and includes any successor corporation thereto;

      (f) "BARRICK COMMON SHARES" means common shares in the capital of Barrick, as such shares may be reclassified or changed from time to time as contemplated by the Barrick Debentures and includes Barrick Reorganization Property;

      (g) "BARRICK DEBENTURES" means collectively, the 1996 Debentures and the 1999 Debentures;

      (h)   "BARRICK DEBENTURE AMOUNT" as of any date means the aggregate of:

              (A) the product of the number of Barrick Common Shares for which the Barrick Debentures outstanding at such date are exchangeable and the Market Value of one Barrick Common Share;

              (B) the interest payable to holders of the 1996 Debentures from the date as of which the Barrick Debenture Amount is to be calculated until January 29, 2006;

              (C) any accrued or unpaid interest payable to the holders of the
                  Barrick Debentures not otherwise referred to in (ii) above;
                  and

              (D) all amounts payable or receivable (the latter expressed as a negative amount) on account of early redemption premium or otherwise in connection with the repurchase of the Barrick Debentures at such date, except any amounts payable on account of interest on or the principal or redemption amount of the Barrick Debentures.

      (i) "BARRICK REORGANIZATION PROPERTY" means any securities or other property which may be received by Trizec Hahn Corporation (or any successor corporation thereto) in exchange for, or in respect of, Barrick Common Shares in connection with a reorganization as contemplated by the Barrick Debentures;

      (j) "BUSINESS DAY" means a day, other than a Saturday or a Sunday or other day on which Canadian chartered banks are required or authorized to close in Toronto, Canada or which are not trading days on either of the TSE or NYSE;

      (k) "CANADIAN DOLLAR EQUIVALENT" means, with respect to any amount determined in a currency (the "FIRST CURRENCY") other than Canadian dollars on any specified date, the amount of Canadian dollars that would be needed to purchase that amount of the first currency at the rate of exchange quoted by any two Canadian Schedule I chartered banks selected by the Chief Financial Officer of the Corporation in his sole discretion immediately prior to the end of the applicable Business Day on such date for the purchase of Canadian dollars with the first currency;

      (l) "CORPORATION'S ASSETS" on any date means all of the assets of the Corporation on such date as would be included on a balance sheet of the Corporation prepared at that date in accordance with Canadian generally accepted accounting principles where:

              (A) direct and indirect wholly-owned subsidiaries of the
                  Corporation are accounted for on a consolidated basis; and

              (B) all other investments (including, without limitation, joint venture interests) of the Corporation and its direct and indirect wholly-owned subsidiaries are accounted for as portfolio investments;

      (m) "CORPORATION'S LIABILITIES" on any date means all of the liabilities of the Corporation on such date as would be included on a balance sheet of the Corporation prepared at that date in accordance with Canadian generally accepted accounting principles where only direct and indirect wholly-owned subsidiaries of the Corporation are accounted for on a consolidated basis;

      (n)   "CURRENT VALUE" as of any date means the aggregate of:

              (A) the aggregate Market Value on that date of all of the
                  Corporation's Assets (including any refundable tax previously paid by the Corporation except to the extent that it is determined by the board of directors of the Corporation that such tax is not expected to be refunded); plus

              (B) the amount of any cash the Corporation would be entitled to receive if all the In-the-Money Options outstanding on such date were exercised by the holders thereof on that date;

               less

              (C) the aggregate of:

               (I) the maximum amount payable at such date by the Corporation on its liquidation, dissolution or winding-up in respect of any outstanding shares ranking prior to the Subordinate Voting Shares and Multiple Voting Shares;

               (II) the Corporation's Liabilities plus any tax liabilities which are not otherwise part of the Corporation's Liabilities (excluding, however, tax liabilities, if any, referred to in paragraph (C) below) that would arise on a sale by the Corporation and its direct or indirect wholly-owned subsidiaries (being the same direct and indirect wholly-owned subsidiaries referred to in the definition of the Corporation's Assets) of all of their assets at such date to the extent that it is determined by the board of directors of the Corporation that such tax liabilities are not expected to be refunded;

               (III) the Canadian Dollar Equivalent of the amount of tax which would be payable by the Corporation and its direct and indirect wholly-owned subsidiaries pursuant to the United States Foreign Investment in Real Property Tax Act if all REIT Stock held by them) (prior to the conversion of any Class F convertible stock of REIT held by them) were disposed of at such date;

               (IV)  the Barrick Debenture Amount at such date; and

               (V) an allowance for other liabilities (contingent or otherwise) of the Corporation and its direct or indirect wholly-owned subsidiaries (without duplication);

            all as determined by the board of directors of the Corporation in its sole and absolute discretion;

      (o) "DETERMINED BY THE BOARD OF DIRECTORS OF THE CORPORATION" means any determination made by a resolution of the board of directors of the Corporation or any determination made by the Chief Financial Officer of the Corporation, the auditors of the Corporation or any other person directed by the board of directors or the Chief Financial Officer of the Corporation to make such a determination provided, however, that in the event of a conflict or disagreement as to a determination between the board of directors of the Corporation and any other person, the determination of the board of directors of the Corporation shall be deemed to be the final conclusive determination;

      (p) "DILUTED SHARE TOTAL" means, as at any date, the total number of Subordinate Voting Shares and Multiple Voting Shares outstanding on such date plus the number of Multiple Voting Shares and Subordinate Voting Shares into which all In-the-Money Options on such date are exercisable;

      (q) "IN-THE-MONEY OPTIONS" means all options and warrants issued by the Corporation where the price of the last board lot traded on the TSE on the previous trading day exceeds the exercise price therefor;

      (r)   "MARKET VALUE" as of any date means:

              (A) with respect to a share of REIT Stock or any security received by virtue of the ownership of REIT Stock, for so long as such securities are traded on the New York Stock Exchange, the price per share at which the last board lot of REIT Stock traded on the New York Stock Exchange;

              (B) with respect to special voting stock of REIT, the amount for which the holder of such shares of special voting stock can cause REIT to redeem such stock;

              (C) with respect to Class F convertible stock of REIT, the greater of:

              (VI) the amount for which the holder of such shares of Class F convertible stock can cause REIT to redeem such stock and

              (VII) the Market Value of all shares of REIT Stock that would be issuable pursuant to a conversion of such Class F convertible shares of REIT if all REIT Stock then on hand and all REIT Stock acquired on conversions of shares of Class F convertible stock of

                     REIT were disposed of at the Market Value, minus tax arising on the disposition of REIT Stock issued on the conversion (but not REIT Stock otherwise on hand), for which purposes any REIT Stock reasonably expected to be issuable on a conversion of the Class F convertible stock of REIT in connection with any other transaction or matter shall be taken into account;

              (D) with respect to any security listed and posted on a stock exchange (other than as included in (i) above), the weighted average price at which such security traded for the ten trading days including (if such date is a trading date) and immediately preceding such date (or such lesser period as may be determined by the board of directors of the Corporation from time to time) on the stock exchange on which the greatest volume of trading in the security occurred during such period;

              (E) with respect to REIT Warrants held by the Corporation, the
                  Market Value of the REIT Stock purchaseable under such REIT Warrant less the exercise price of the REIT Warrant; provided, however that such amount may not be less than zero;

              (F) with respect to any other asset, the fair market value thereof as determined by the board of directors of the Corporation assuming the disposition of all of the assets of the Corporation as at such date of determination; and

            provided that if any item set forth above is determined in a currency other than Canadian dollars, then the value of such item shall (for the purposes of calculating the Market Value) be the Canadian Dollar Equivalent of such amount;

      (s) "NET ASSET VALUE" means, on any date, the amount equal to the quotient obtained by dividing the Current Value on such date by the Diluted Share Total;

      (t) "TRADING DAY" means, in respect of a specified security, a day on which such security is traded on a stock exchange and on which at least one board lot of such security is traded; and

      (u)   "REIT WARRANTS" means warrants to purchase REIT Stock.

(b)   Net Asset Value

      (v) The Net Asset Value shall be determined by the board of directors of the Corporation in respect of every Business Day (each such day, a "NAV NOTICE DATE") in the manner set out forth in Section 8.2(c) and the Corporation shall, except as set forth below, by 8:30 a.m. on the next following Business Day give notice thereof (a "NET ASSET VALUE NOTICE") by posting the Net Asset Value on the Corporation's website. If the Corporation's website is unavailable for any reason for more than two Business Days or it is determined by the board of directors of the Corporation that the Net Asset Value shall not be posted on the Corporation's website, the Corporation shall publish the Net Asset Value no less
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                                     - 13 -

            frequently than once per week for so long as the website is unavailable or for so long as the board of directors of the Corporation so determines, by issuing a press release and in the event that such press release is not carried in a newspaper of national circulation the Corporation shall, no less frequently than once every two weeks, either (i) publish it in a newspaper of national circulation or (ii) give notice thereof in the same manner in which dividend notices are required to be given by law or any stock exchange on which the Subordinate Voting Shares are listed for trading from time to time. The Net Asset Value set out in a Net Asset Value Notice shall be in effect for all retractions where the Retraction Notice was received by the Corporation in accordance with
            Section 6(c) on or after such NAV Notice Date and before the next NAV Notice Date.

      (w) Any matters determined by the board of directors of the Corporation relating to the Net Asset Value shall be conclusive and binding on all shareholders of the Corporation.

      (x)   When calculating the Net Asset Value:

              (A) the Market Value of the REIT Stock shall be determined as at the close of trading on each trading day; and

              (B) all elements of Current Value (except those specifically referred to in Section 8.2(c)(i)) above shall be calculated from time to time, as determined by the board of directors of the Corporation; provided, however that such calculation shall be made not less frequently than once each fiscal quarter.

      In determining Net Asset Value, the board of directors of the Corporation may, subject to manifest error, rely solely without independent verification on a certificate executed by the Chief Financial Officer of the Corporation or the auditors of the Corporation.

8.    CONSTRAINED SHARE PROVISIONS

(a)   Definitions and Interpretation

      (i) For the purpose of this Section 9, the following terms shall have the meanings set forth below:

            (C) "CANADIAN RESIDENT" means a Person who is a resident of Canada for purposes of the Income Tax Act (Canada) but does not include (i) a partnership that is not a "Canadian partnership" as defined in the Income Tax Act (Canada) or (ii) a trust unless the trust is a resident of Canada for purposes of the Income Tax Act (Canada) and the interests in such trust of beneficiaries who are Canadian Residents have an aggregate value equal to or greater than 95% of the value of the interests of all beneficiaries in the trust;

            (D) "CONSTRAINED CLASS" means all Persons who are not Canadian Residents;

            (E) "CONSTRAINED SHARES" means all Shares of the Corporation which carry voting rights under all circumstances or by reason of the occurrence of an event that has occurred and that is continuing and includes Options and without limiting the foregoing includes the Voting Shares;

            (F) "MAXIMUM AGGREGATE HOLDINGS" means Constrained Shares which represent an aggregate of that percentage of the total number of issued and outstanding Constrained Shares, including (for greater certainty) the number of Constrained Shares which would be issued if all Options were exercised at such time, which is equal to (i) 45%, less (ii) the Option Ownership Percentage, provided that for the purposes of this definition the Voting Shares shall be considered to be shares of a single class and series;

            (G) "OPTIONS" means a security currently convertible into Constrained Shares, currently exercisable options or rights to acquire Constrained Shares or such convertible security;

            (H) "OPTION OWNERSHIP PERCENTAGE" means, at any time, the greater of (i) 0 and (ii) the fraction, expressed as a percentage of which the numerator is equal to the sum of the number of Options owned by Canadian Residents minus the number of Options owned by non-Canadian Residents and the denominator is equal to the number of issued and outstanding Constrained Shares, including (for greater certainty) the number of Constrained Shares which would be issued if all Options were exercised at such time;

            (I) "PERSON" means an individual, company, partnership (whether or not having separate legal personality), corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a government, state or political subdivision thereof or any agency of such government, state or political subdivision;

            (J) "REGULATIONS" means the regulations under the Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

            (K) "SHARES" means shares of any class in the capital of the Corporation including Constrained Shares; and

            (L) "VOTING SHARES" means the Multiple Voting Shares and the Subordinate Voting Shares.

      (ii) All terms used in this Section 9 which are defined in the Act or the Regulations shall have the meanings ascribed thereto in the Act or in the Regulations, except as otherwise expressly provided for herein.

      (iii) Any reference in this Section 8 to any Section of the Act or the Regulations shall include a reference to that Section as the same may from time to time be amended, varied, replaced, restated, re-enacted or supplemented.

      (iv) The powers of the directors of the Corporation to refuse to issue or register the transfer of a Share, or to sell a Share pursuant to this Section 8, are without prejudice to any other powers of the directors of the Corporation with respect to such matters in the articles of the Corporation or otherwise.

(b)   Restriction on the Issue, Transfer and Ownership of Shares

      (y) The directors of the Corporation shall not knowingly issue a Constrained Share to, and shall refuse to register a transfer of a Constrained Share to, anyone who is a member of the Constrained Class (or anyone who the board of directors of the Corporation determines may be a member of the Constrained Class) if the total number of Constrained Shares held (either legally or beneficially) by or on behalf of members of the Constrained Class exceeds or following such issuance or transfer would exceed the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Constrained Shares is to a member of the Constrained Class.

      (z) If, for whatever reason, the total number of Constrained Shares held (either legally or beneficially by or behalf of members of the Constrained Class (or anyone who the board of directors of the Corporation or their delegate determines may be members of the Constrained Class) exceeds the Maximum Aggregate Holdings, the Corporation may, to the extent permitted by the Act or the Regulations for the purpose of ensuring that the Maximum Aggregate Holdings of members of the Constrained Class (or anyone who the board of directors of the Corporation or their delegates determines may be members of the Constrained Class) do not exceed the Maximum Aggregate Holdings (through either legal or beneficial ownership), sell, as if it were the owner thereof, any Shares of any class or series that are owned by members of the Constrained Class (or anyone who the board of directors of the Corporation or their delegate determines may be members of the Constrained Class), subject to the provisions of the Act and the Regulations.

      (aa) The directors of the Corporation may refuse to issue a Constrained Share or register a transfer of the Constrained Share, if the issue or transfer, as the case may be, is to a member of a Constrained Class and who, in respect of the issue or registration of the transfer of such Constrained Share, as the case may be, has been requested by the Corporation to furnish it with any information which may be requested by the board of directors of the Corporation and has not furnished such information.

      (bb) The board of directors of the Corporation may establish rules or procedures for the purpose of determining, from time to time, whether a shareholder of the Corporation is a Canadian Resident and may delegate by resolution the power to determine whether a shareholder is a member of a Constrained Class to any Person.

      (cc) For the purposes of this Section 8, where a Share is held or beneficially owned jointly and one or more of the joint holders or beneficial owners are members of the Constrained Class, the Share is deemed to be held or beneficially owned, as the case may be, by such member of the Constrained Class.

(c)   No Claims

      (dd) No shareholder of the Corporation or any other interested Person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or intended to be performed pursuant to the provisions of these Articles or any breach or alleged breach by the Corporation of any of the provisions of these Articles, and, for greater certainty, no such Person shall be liable for any damages or losses related to or as a consequence of any such act or any such breach or alleged breach of such provisions.

      (ee) In the administration of the provisions of this Section 8, the directors of the Corporation shall enjoy, in addition to the powers explicitly set forth herein, all of the powers necessary or desirable to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the Act and the Regulations.

(d)   General

      (ff) Subject to the Act and the Regulations, the directors of the Corporation may establish, amend or repeal any procedures required to administer the constrained share provisions set out in this
            Section 8 and to require any affidavit or declaration.

      (gg) In the event of any conflict between the provisions of this Section 8 and the provisions in the Act or the Regulations relating to constrained share corporations, the provisions in the Act and Regulations, as the case may be, shall prevail, and the provisions of this Section 8 shall be deemed to be amended accordingly and shall be retroactive in effect, as so amended.

      (hh) The invalidity or unenforceability of any provision, in whole or in part, of this Section 8 for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.
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                                     - 17 -

9.    SUBDIVISION OR CONSOLIDATION

      Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be subdivided, consolidated or otherwise changed unless contemporaneously therewith the other of such classes of shares is subdivided, consolidated or otherwise changed in the same proportion and in the same manner.

10.   CREATION OF VOTING SECURITIES

(a) No Voting Securities shall be created or authorized for issue without the affirmative votes of two-thirds of the votes cast at a meeting of the holders of Subordinate Voting Shares, voting separately as a class. For purposes of this Section 10, "VOTING SECURITIES" means securities of any class or series of the Corporation, other than the Subordinate Voting Shares, carrying the right to vote at a meeting of the security holders of the Corporation (other than a meeting at which only the holders of a particular class or series of securities of the Corporation are entitled to vote separately as a class or series) either under all circumstances or under certain circumstances.

(b) The Corporation shall not create or issue any shares which are not Voting Shares.

(c) If the Corporation proposes to grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares, as a class, to acquire additional voting securities, participating securities or securities convertible into either of the foregoing, then the holders of Multiple Voting Shares and of Subordinate Voting Shares shall, for such purpose, be deemed to be holders of shares of the same class.

11.   MODIFICATION

      The provisions attaching to the Multiple Voting Shares as a class and to the Subordinate Voting Shares as a class shall not be amended or varied in any manner without the affirmative votes of two-thirds of the votes cast at a meeting of the holders of the shares of each class, voting separately as a class.

12.   EQUALITY

      Except as otherwise expressly provided above, the rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares and the Subordinate Voting Shares shall be identical in all respects and, without limiting the generality of the foregoing, no rights of any kind shall be conferred by the Corporation on the holders of either of such classes of shares unless the same rights are conferred on the holders of the other class of shares, without distinction as to the class of share held.

THIS IS SCHEDULE B REFERRED TO IN THE FOREGOING ARTICLES OF AMALGAMATION.

            The Corporation shall not, and, to the extent permitted by applicable law, shall not permit any of its directly or indirectly wholly-owned subsidiaries to, make any investments or purchase any assets other than:

            (a)   securities of Trizec Hahn Corporation;

            (b)   securities of Trizec Properties, Inc.;

            (c) investments or acquisitions necessary or desirable to implement the Plan of Arrangement (the "ARRANGEMENT") pursuant to an Arrangement Agreement among the Corporation, 4007069 Canada Inc., Trizec Properties, Inc. and Trizec Hahn Corporation;

            (d) investments and capital expenditures with the intention of optimizing the value of, or facilitating the monetization of, the assets (other than the TriGranit JV) of the Corporation and its subsidiaries in existence immediately after giving effect to the Arrangement or required to comply with obligations of the Corporation and its subsidiaries in existence immediately after giving effect to the Arrangement;

            (e) additional investments in the joint venture (the "TRIGRANIT JV") formed in respect of real estate activities in central Europe and pursuant to which TriGranit Development Corporation has been formed as a joint stock company to conduct certain activities of the TriGranit JV or any successor of the TriGranit JV or any person who acquires all or substantially all of the assets of the TriGranit JV and in businesses related to the business of the TriGranit JV, whether or not conducted through the TriGranit JV, up to a maximum aggregate amount of US$20 million;

            (f) cash equivalents such as government treasury bills, money market accounts, commercial paper, bankers' acceptances and other similar securities used for cash management purposes;

            (g) office equipment, leasehold improvements and other similar assets necessary to carry on the day-to-day business and operations of the Corporation and its subsidiaries; and

            (h) acquisitions or investments otherwise approved by an ordinary resolution of the holders of the Multiple Voting Shares of the Corporation in accordance with the Articles voting as a separate class and by resolution of the holders of the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation voting together as a single class, but with the Multiple Voting Shares being entitled to only one vote per share.

            Subject to the foregoing restrictions on the making of investments, the Corporation shall have no restrictions on its business and shall have all the powers of a natural person.